Additional Listing upon the Exercise of Warrants

1.	Details : New shares were issued upon the exercise of warrants attached to the overseas bonds with warrants which were issued on February 22, 2002.

• Exercise price: KRW 5,917 per share

2. Type and number of newly issued shares : 502,399 registered common shares

(par value: KRW 5,000)

3. Total number of shares outstanding after the issuance : 232,178,905 shares

4. Paid-in capital after the issuance : KRW 1,160,894,525,000

5. Expected listing date : September 15, 2006